Filed pursuant to Rule 424(b)(3)

Registration No. 333-274292

PROSPECTUS SUPPLEMENT NO. 2

(To the Prospectus Dated April 16, 2024)

Up to 13,215,112 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 36,772,040 Shares of Common Stock

and

Up to 5,933,333 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus dated April 16, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-274292), as amended. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 7, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

You should read this prospectus supplement in conjunction with the Prospectus, including any amendments or supplements to it. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. You should not assume that the information provided in this prospectus supplement, the Prospectus or any prior prospectus supplement is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus, or any prior prospectus supplement, nor any sale made hereunder or thereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus or any prior prospectus supplement is correct as of any time after the date of that information.

Our Common Stock and Public Warrants are listed on the Nasdaq Global Market under the ticker symbols “TLSI” and “TLSIW,” respectively. On May 6, 2024, the last reported sales price of our Common Stock was $9.62 per share and the last reported sales price of our Public Warrants was $0.96 per warrant.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 7, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 7, 2024

TRISALUS LIFE SCIENCES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39813	85-3009869
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6272 W. 91st Ave., Westminster, Colorado	80031
(Address of Principal Executive Offices)	(Zip Code)

(888) 321-5212

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	TLSI	Nasdaq Global Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	TLSIW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d)

On May 6, 2024, the Board of Directors (the “Board”) of TriSalus Life Sciences, Inc. (the “Company”) increased the size of the Board to ten directors and appointed Liselotte Hyveled as a Class I director of the Company, with a term of office expiring at the 2024 annual meeting of stockholders. There are no arrangements or understandings between Ms. Hyveled and any other person pursuant to which she was selected as a director. In addition, there are no transactions in which Ms. Hyveled has an interest that would require disclosure under Item 404(a) of Regulation S-K.

Pursuant to the Company’s compensation policy for non-employee directors (the “Compensation Policy”), Ms. Hyveled (x) will receive an annual cash retainer of $50,000 for service as a member of the Board, and (y) was granted on the effective date of her appointment an option to purchase 35,000 shares of common stock, which vests annually over a three-year period from the date of grant. The Compensation Policy also provides for further automatic annual option grants to purchase 15,000 shares of common stock on the date of each annual stockholder meeting, which will vest on the earlier of (i) the one-year anniversary of the grant and (ii) the next annual stockholder meeting; provided in each case Ms. Hyveled provides continuous service. Ms. Hyveled will enter into the Company’s standard form of Indemnity Agreement for directors of the Company.

Ms. Hyveled will also serve as a member of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) and the Science and Technology Committee of the Board (the “Science and Technology Committee”). Pursuant to the Compensation Policy, Ms. Hyveled will receive an additional annual cash retainer of $7,500 for her service as a member of the Nominating Committee and $7,500 for her service as a member of the Science and Technology Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TriSalus Life Sciences, Inc.

By:	/s/ Sean Murphy
Sean Murphy
Chief Financial Officer

Dated: May 7, 2024